

December 31, 2019

Thomas E. Kiraly
Chief Financial Officer
Hanger, Inc.
10910 Domain Drive, Suite 300
Austin, TX 78758

> **Re: Hanger, Inc.**
> **Form 10-K For the Fiscal Year Ended December 31, 2018**
> **Filed March 14, 2019**
> **File No. 001-10670**

Dear Mr. Kiraly:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K For the Fiscal Year Ended December 31, 2018

Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Measures, page 35

1. We note on page 41 that you present the non-GAAP measures Adjusted gross revenue and Accounts receivable before allowance, which reflect GAAP revenue and accounts receivable excluding implicit price concessions for payor disallowances and patient non-payments. These measures appear to substitute individually tailored revenue recognition and measurement methods for those of GAAP as you are adjusting for amounts excluded from revenue under ASC 606. Please tell us how you considered the guidance of Question 100.04 of the Compliance & Disclosure Interpretations on the use of Non-GAAP Financial Measures and Item 10(e) of Regulation S-K when presenting these measures.

Note A - Organization and Summary of Significant Accounting Policies
Revenue Recognition
Patient Care Segment, page 76

2.   We note that you recognize revenue for the amounts you expect to receive net of estimated contractual discounts and implicit price concessions. Please address the following:

- Describe how you account for the implicit price concessions and tell us why you present these amounts in the table on page 90 as an allowance to your accounts receivable.
- Tell us how you account for any differences between the measurement of the accounts receivable and the amount of revenue recognized in accordance with ASC 606-10-45-4.
- Tell us the factors you considered in determining that patient non-payment should be accounted for as an implicit price concession under ASC 606-10-32-7 and not be accounted for in accordance with ASC 310.
- Describe how you reassess and account for the implicit price concessions at the end of each reporting period pursuant to ASC 606-10-32-14.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eric Atallah at (202) 551-3663 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences